UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.
(Name of Subject Company)

Monster Worldwide, Inc.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
Title of Class of Securities)

611742107
(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.
Executive Vice President, General Counsel & Secretary
Monster Worldwide, Inc.
133 Boston Post Road, Building 15
Weston, Massachusetts 02493
(978) 461-8000
With copies to:

Martin Nussbaum, Esq.	Derek Winokur, Esq.
Dechert LLP	Dechert LLP
1095 Avenue of the Americas	1095 Avenue of the Americas
New York, New York 10036	New York, New York 10036
(212) 698-3596	(212) 698-3860
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

x	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a communication relating to the proposed acquisition of Monster Worldwide, Inc., a Delaware corporation (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated August 8, 2016, by and among the Company, Randstad North America, Inc., a Delaware corporation (“Parent”), and Merlin Global Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent.

This Schedule 14D-9 filing consists of a notice to holders of the Company’s 3.50% Convertible Senior Notes due 2019 and the trustee under the Indenture relating to such convertible notes, as a result of the announcement of the proposed acquisition and tender offer. Such notice is attached as Exhibit 99.1 to this Schedule 14D-9.

Notice to Investors

The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc.  The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc.  Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice, dated August 11, 2016, to Holders of the Company’s 3.50% Convertible Senior Notes Due 2019 and the Trustee Under the Indenture Relating to Such 3.50% Convertible Senior Notes.